Mail Stop 6010

July 12, 2006

Mr. R. Brian Hanson
Executive Vice President and Chief Financial Officer
Input / Output, Inc.
12300 Parc Crest Dr.
Stafford, TX 77477

           RE: Input / Output, Inc.
                  Form 10-K for the year ended December 31, 2005
                  Form 8-K filed May 10, 2006
                  File No.   1-12961

Dear Mr. Hanson:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Restatement, page 28

1.   Given that your restatement relates to errors in 2004, please tell us why you were not required to restate your Form 10-K for the year ended December 31, 2004, and Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. Also, tell us more about how each of the errors were discovered, why they were not previously detected and why you believe they are not reoccurring or will not reoccur. We may have further comments after reviewing your response.

Consolidated Statements of Operations, page F-5

2.   If you have revenues from services which are more than 10 percent of your total revenues, then please state the amount of those revenues separately as well as the related costs of those revenues in future filings. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-8

Computer Software, page F-11

3.   We note your disclosure that "software costs are charged to costs of sales in the period sold *and* are also subject to a minimum amortization amount…" Please tell us why it is appropriate to record a minimum amortization and tell us where this amortization is recorded on your statement of operations. Please cite any authoritative literature upon which you are relying. We may have further comments after reviewing your response.

Revenue Recognition and Product Warranty, page F-12

4.   We see that you recognize revenues from licenses of completed multi-client surveys "when a signed final master geophysical data license agreement and accompanying license supplement is returned by the customer…"   Please tell us revise future filings to explain how you account for such transactions and your consideration of the guidance set forth in EITF 00-21 and SAB 104.

Note 12 – Cumulative Convertible Preferred Stock, page F-25

5.   We see that in February 2005 you issued 30,000 shares of Series D-1 Cumulative Convertible Preferred Stock. Please address the following with respect to this issuance:

·   Please tell us all the material terms of the convertible preferred stock, including settlement methods and terms and who controls the settlement method. Tell us about the terms of conversion, puts, calls, and dividend rates. Discuss conditions under which the conversion or dividend rate may be adjusted.
·   Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the preferred stock includes any embedded derivatives that should be bifurcated and accounted for separately.
·   Please describe the material terms of the registration rights, including any conditions under which you would be required to pay liquidated damages. Please tell how you will account for the registration rights agreement and why. Refer to EITF 05-4, *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*

Finally, please revise future filings to disclose how you account for this security and the material features and terms thereof. We may have further comments after reviewing your response.

Form 8-K filed May 10, 2006

6.   We note your presentation of the non-GAAP financial measure EBITDA. Your current presentation may be confusing to investors in that it excludes the cumulative effect of a change in accounting principle. Please revise future filings to disclose this fact. Additionally please do not refer to this measure as EBITDA. We would not object if you referred to this measure as "adjusted EBITDA" in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant